July 16, 2013

VIA EDGAR

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The GEO Group, Inc.
Registration Statement on Form S-4
Filed May 30, 2013
File No. 333-188958

Form 10-K for the year ended December 31, 2012
Filed March 1, 2013
File No. 001-14260

Dear Mr. McTiernan:

On behalf of The GEO Group, Inc. (the “Company” or “GEO”), we hereby respond to the Staff’s comment letter, dated June 26, 2013, regarding the above referenced Form S-4 filed on May 30, 2013 (the “Form S-4”) and the Form 10-K filed on March 1, 2013 (the “Form 10-K”). Please note that we are simultaneously filing Amendment No. 1 to the Form S-4 (“Amendment No. 1”). We are providing Mr. Jerard Gibson two courtesy copies of Amendment No. 1 marked to show changes from the Form S-4. Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

Registration Statement on Form S-4

General

1.	We note your disclosure from the Plan of Distribution section that you are registering the new 5 1/8% Senior Notes due 2023 in reliance on our position enunciated in no action letters issued to third parties, specifically Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC –No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response:

Contemporaneously with the submission of this response letter and the filing of Amendment No. 1, GEO is filing a supplemental letter stating that GEO is registering the exchange offer in reliance on the Commission’s position enunciated in the above mentioned no-action letters. The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Mr. McTiernan, Assistant Director

July 16, 2013

2.	Please provide us with support for all quantitative and qualitative business and industry data presented in the registration statement, including, but not limited to, statements about your competitive position in the industry, research data prepared by the National Association of State Budget Officers, the Bureau of Justice Statistics, the Bureau of Prisons and the Pew Center on the States. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Response:

In response to the Staff’s comment, the materials that provide support for the quantitative and qualitative business and industry data presented in the Form S-4 are being provided by GEO to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with such rules, we respectfully request that these materials be returned to GEO promptly following completion of the Staff’s review thereof. Additionally, we confirm that the third-party data included in the Form S-4 was not prepared for or commissioned by GEO or its affiliates.

Cover Page of Prospectus

3.	Please move the statements in the third paragraph under the table of contents related to broker-dealer use of the prospectus to the cover page.

Response:

In response to the Staff’s comment, we have moved the statements in the third paragraph under the table of contents related to broker-dealer use of the prospectus to the cover page of Amendment No. 1 to the Form S-4.

Mr. McTiernan, Assistant Director

July 16, 2013

4.	It appears that the offer could be open for less than 20 full business days if the offer expires at 5:00 p.m. rather than midnight on the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3) of the Exchange Act. In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 1. We confirm that the offer will be open at least through 5:00 p.m. on the twenty-first business day. We also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Table of Contents

5.	Please revise your disclosure in the last paragraph hereunder to clarify that the prospectus will be updated to the extent required by law.

Response:

In response to the Staff’s comment, we have revised the disclosure in the last paragraph of the table of contents of Amendment No. 1 to clarify that this prospectus will be updated to the extent required by law.

Competitive Strengths, page 2

6.	To balance your discussion of competitive strengths, please disclose summary risk factors, including the risks related to government appropriations discussed on page 29.

Response:

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 by adding “Summary Risk Factors” on pages 3-4 of Amendment No. 1 to balance our discussion of competitive strengths.

Conditions to the Exchange Offer, page 8

7.	Please revise your disclosure in the summary to briefly highlight all of such conditions. For instance, revise to briefly describe the representations required by the noteholders in connection with the exchange.

Response:

In response to the Staff’s comment, we have revised the disclosure in the summary under “Conditions to the Exchange Offer” on page 9 of Amendment No. 1.

Mr. McTiernan, Assistant Director

July 16, 2013

8.	Please also revise to describe your unfettered right to amend the offer and describe the extension of the offer period in connection with any material changes, consistent with your disclosure on page 40.

Response:

In response to the Staff’s comment, we have revised the disclosure in the summary under “Extensions, Delays in Acceptance, Termination or Amendment” on pages 9-10 of Amendment No. 1.

Summary Historical Financial and Other Data, page 11

9.	Please revise your disclosure to more thoroughly describe the adjustments made to EBITDA or FFO to arrive at Adjusted EBITDA, Normalized FFO and Adjusted FFO. Your revised disclosure should include a detailed discussion of why management believes the adjustments are necessary to provide investors with a better understanding of the company’s performance.

Response:

In response to the Staff’s comment, we have revised the disclosure under “Summary Historical Financial and Other Data” on page 14 of Amendment No. 1. and the disclosure under “Selected Historical Financial Information” on page 50 of Amendment No. 1.

Risk Factors

Operating juvenile correctional facilities…, page 30

10.	Please supplement your disclosure in this section to discuss more specifically the “increased operational risks and difficulties” related to the operation of juvenile correctional facilities.

Response:

In response to the Staff’s comment, we have revised the risk factor titled, “Operating juvenile correctional facilities poses certain unique or increased risks and difficulties compared to operating other facilities” on pages 30-31 of Amendment No. 1.

Exhibit 5.1 – Opinion of Akerman Senterfitt as to the validity of the securities being offered and as to matters of Florida and Delaware law

11.	Please refer to subpart (g) of the second full paragraph on page 2 of the opinion. We note that counsel has assumed that the execution, delivery and performance by each of the parties to the Opinion Documents does not violate any law, rule or regulation applicable to such party. The noted assumption appears inappropriate because it assumes legal matters that appear material to counsel’s opinions regarding the validity and binding obligation of the Indenture (found in opinion 8) as well as the due authorization of the Exchange Notes (per opinion 9). Please provide a revised opinion that omits or limits the scope of this assumption.

Response:

In response to the Staff’s comment, we have revised the disclosure in the legal opinion filed as Exhibit 5.1 to Amendment No. 1 to limit the assumption in subpart (g) of the second full paragraph on page 2 of the opinion.

Mr. McTiernan, Assistant Director

July 16, 2013

Form 10-K for the year ended December 31, 2012

Note 1 – Summary of Business Organization, Operations and Significant Accounting Policies

Property and Equipment, page 82

12.	We note that a part of your business deals with the construction of correctional and detention facilities. Please expand your existing disclosure regarding property and equipment to further discuss your capital expenditures policy. Your disclosure should address the following:

•	The types of indirect expenses that are potentially capitalized during the development stage in addition to interest, such as taxes, salaries and other general and administrative expenses.

•

To the extent material, quantify and disclose personnel costs capitalized during construction for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

•	The periods of capitalization including a discussion of when the capitalization period begins and ends.

Response:

We acknowledge the Staff’s comment and we intend to revise future Form 10-K filings and Form 10-Q filings, as appropriate, as indicated in the proposed response below (proposed additional disclosure is underlined and italicized).

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 2 to 50 years. Equipment and furniture and fixtures are depreciated over 3 to 10 years. Accelerated methods of depreciation are generally used for income tax purposes. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. The Company performs ongoing evaluations of the estimated useful lives of the property and equipment for depreciation purposes. The estimated useful lives are determined and continually evaluated based on the period over which services are expected to be rendered by the asset. If the assessment indicates that assets will be used for a longer or shorter period than previously anticipated, the useful lives of the assets are revised, resulting in a change in estimate. The Company has not made any such changes in estimates during the fiscal years ended December 31, 2012 or January 1, 2012. Maintenance and repairs are expensed as incurred.

Cost for self-constructed correctional and detention facilities includes direct materials and labor, capitalized interest and certain other indirect costs associated with construction of the facility, such as property taxes, other indirect labor and related benefits and payroll taxes. The Company begins the capitalization of costs during the pre-construction phase, which is the period during which costs are incurred to evaluate the site, and continues until the facility is substantially complete and ready  for

Mr. McTiernan, Assistant Director

July 16, 2013

occupancy. Labor costs capitalized for the years ended December 31, 2012, January 1, 2012 and January 2, 2011 were not significant. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life.

As an additional response to bullet two, the Company will also discuss in its MD&A any material fluctuations in capitalized personnel costs for all periods presented.

Item 15 – Exhibits and Financial Statement Schedules

13.	We note that all other schedules besides Schedule II have been omitted because they are either inapplicable or not required. Given your business operations and recent REIT conversion, please clarify how you have complied with the requirements of Rule 5-04 of Regulation S-X for Schedule III.

Response:

In response to the Staff’s comment, we note that GEO’s determination to elect REIT status is effective for the year beginning January 1, 2013 and, although GEO undertook several reorganizational steps in 2012 in preparation for its REIT conversion, it did not elect REIT status for the year ended December 31, 2012. As a result, GEO did not include Schedule III with its Form 10-K for the year ended December 31, 2012, as it did not believe it was applicable or required for the year ended December 31, 2012. Since GEO will elect REIT status for the year beginning January 1, 2013, GEO plans to include a Schedule III with its Form 10-K for the year ending December 31, 2013.

Mr. McTiernan, Assistant Director

July 16, 2013

In connection with responding to the Staff’s comments, GEO has acknowledged in Exhibit A to this letter the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GEO from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GEO may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the response provided above fully addresses the Staff’s comment. If you have any questions, please call the undersigned at 305-755-5812.

Sincerely,

AKERMAN SENTERFITT

/s/ Esther L. Moreno
Esther L. Moreno
For the Firm

cc:	Securities and Exchange Commission
Wilson Lee, Staff Accountant
Robert Telewicz, Staff Accountant
Jerard Gibson, Attorney-Advisor

The GEO Group, Inc.
John J. Bulfin, Esq., Senior Vice President and General Counsel
Brian R. Evans, Senior Vice President and Chief Financial Officer

Akerman Senterfitt
Stephen K. Roddenberry, Esq.
Jose Gordo, Esq.

EXHIBIT A

THE GEO GROUP, INC.

One Park Place, Suite 700

621 NW 53rd Street

Boca Raton, FL 33487

July 16, 2013

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated June 26, 2013, The GEO Group, Inc. (“GEO”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GEO from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GEO may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The GEO Group, Inc.

By:	/s/ Brian R. Evans
Brian R. Evans
Senior Vice President and Chief Financial Officer